Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Williams Partners GP LLC

We have audited the accompanying consolidated balance sheet of Williams Partners GP LLC as of December 31, 2006. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above present fairly, in all material respects, the consolidated financial position of Williams Partners GP LLC at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Tulsa, Oklahoma
February 22, 2007

WILLIAMS PARTNERS GP LLC

CONSOLIDATED BALANCE SHEET
December 31, 2006

(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$57,541
Accounts receivable:
Trade	18,320
Affiliate	13,240
Other	3,991
Gas purchase contract — affiliate	4,754
Prepaid expenses	3,765
Other current assets	2,534

Total current assets	104,145
Investment in Discovery Producer Services	147,493
Property, plant and equipment, net	647,578
Other noncurrent assets	34,752

Total assets	$933,968

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Accounts payable	$19,829
Product imbalance	651
Deferred revenue	3,382
Accrued liabilities	16,173

Total current liabilities	40,035
Long-term debt	750,000
Environmental remediation liabilities	3,964
Other noncurrent liabilities	3,749
Advances from affiliate	6,179
Minority interest	979,930
Commitments and contingent liabilities (Note 12)
Owners’ equity:
Owners’ equity	(242,389)
Notes receivable from parent	(607,500)

Total owners’ equity	(849,889)

Total liabilities and owners’ equity	$933,968

See accompanying notes to consolidated balance sheet.

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET

Note 1.	Organization

We are a Delaware limited liability corporation formed by The Williams Companies, Inc. (“Williams”) in February 2005, to become the general partner of Williams Partners L.P. (the “Partnership”). We currently own a 2% general partner interest and incentive distribution rights in the Partnership. However, due to the substantive control granted to us by the partnership agreement we consolidate our interest in the Partnership. Unless the context clearly indicates otherwise, references to “we,” “our,” “us, “or” like terms refer to Williams Partners GP LLC and include the operations of the Partnership. We are a wholly owned subsidiary of Williams. Other subsidiaries of Williams own an additional 21% limited partner interest in the Partnership. The Partnership is a Delaware limited partnership formed in February 2005, to acquire and own (1) a 40% interest in Discovery Producer Services LLC (“Discovery”); (2) the Carbonate Trend gathering pipeline off the coast of Alabama; (3) three integrated natural gas liquids (“NGL”) product storage facilities near Conway, Kansas; and (4) a 50% undivided ownership interest in a fractionator near Conway, Kansas. Prior to the closing of the Partnership’s initial public offering (the “IPO”) in August 2005, the 40% interest in Discovery was held by Williams Energy, L.L.C. (“Energy”) and Williams Discovery Pipeline LLC; the Carbonate Trend gathering pipeline was held in Carbonate Trend Pipeline LLC (“CTP”), which was owned by Williams Mobile Bay Producers Services, L.L.C.; and the NGL product storage facilities and the interest in the fractionator were owned by Mid-Continent Fractionation and Storage, LLC (“MCFS”). All of these are wholly owned indirect subsidiaries of Williams. Additionally, Williams Partners Operating LLC (“OLLC”), an operating limited liability company (wholly owned by the Partnership) through which all the Partnership’s activities are conducted, was formed.

Initial Public Offering and Related Transactions

On August 23, 2005, the Partnership completed an IPO of 5,000,000 common units representing limited partner interests in the Partnership at a price of $21.50 per unit. The proceeds of $100.2 million, net of the underwriters’ discount and a structuring fee totaling $7.3 million, were used to:

•	distribute $58.8 million to Williams in part to reimburse Williams for capital expenditures relating to the assets contributed to the Partnership and for a gas purchase contract contributed to the Partnership;

•	provide $24.4 million to make a capital contribution to Discovery to fund an escrow account required in connection with the Tahiti pipeline lateral expansion project;

•	provide $12.7 million of additional working capital; and

•	pay $4.3 million of expenses associated with the IPO and related formation transactions.

Concurrent with the closing of the IPO, the 40% interest in Discovery and all of the interests in CTP and MCFS were contributed to the Partnership by Williams’ subsidiaries in exchange for an aggregate of 2,000,000 common units and 7,000,000 subordinated units. The public, through the underwriters of the offering, contributed $107.5 million ($100.2 million net of the underwriters’ discount and a structuring fee) to the Partnership in exchange for 5,000,000 common units representing a 35% limited partner interest in the Partnership. Additionally, at the closing of the IPO, the underwriters fully exercised their option to purchase 750,000 common units from Williams’ subsidiaries at the IPO price of $21.50 per unit less the underwriters’ discount and a structuring fee.

Acquisition of Four Corners

On June 20, 2006, the Partnership acquired a 25.1% membership interest in Williams Four Corners LLC (“Four Corners”) pursuant to an agreement with Williams Energy Services, LLC (“WES”), Williams Field Services Group LLC (“WFSG”), Williams Field Services Company, LLC (“WFSC”) and OLLC for aggregate consideration of $360.0 million. Prior to closing, WFSC contributed to Four Corners its natural gas gathering,

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

processing and treating assets in the San Juan Basin in New Mexico and Colorado. The Partnership financed this acquisition with a combination of equity and debt. On June 20, 2006, the Partnership issued 6,600,000 common units at a price of $31.25 per unit. Additionally, at the closing, the underwriters fully exercised their option to purchase 990,000 common units at a price of $31.25 per unit. This offering yielded net proceeds of $227.1 million after payment of underwriting discounts and commissions of $10.1 million but before the payment of other offering expenses. On June 20, 2006, the Partnership also issued $150.0 million aggregate principal of unsecured 7.5% senior notes due 2011 under a private placement debt agreement. Proceeds from this issuance totaled $146.8 million (net of $3.2 million of related expenses).

On December 13, 2006, the Partnership acquired the remaining 74.9% membership interest in Four Corners pursuant to an agreement with WES, WFSG, WFSC and OLLC for aggregate consideration of $1.223 billion. The Partnership financed this acquisition with a combination of equity and debt. On December 13, 2006, the Partnership issued 7,000,000 common units at a price of $38.00. Additionally, at the closing, the underwriters fully exercised their option to purchase 1,050,000 common units at a price of $38.00 per unit. This offering yielded net proceeds of $293.7 million after payment of underwriting discounts and commissions of $12.2 million but before the payment of other offering expenses. On December 13, 2006, the Partnership received $346.5 million in proceeds from the sale of 2,905,030 common units and 6,805,492 unregistered Class B units in a private placement net of $3.5 million in placement agency fees. On December 13, 2006, the Partnership also issued $600.0 million aggregate principal of unsecured 7.25% senior notes due 2017 under a private placement debt agreement. Proceeds from this issuance totaled $590.0 million (net of $10.0 million of related expenses).

Because Four Corners was an affiliate of Williams at the time of these acquisitions, these transactions are accounted for as a combination of entities under common control, similar to a pooling of interests, whereby the assets and liabilities of Four Corners are combined with the Partnership at their historical amounts.

Note 2.	Description of Business

We are principally engaged in the business of gathering, transporting, processing and treating natural gas and fractionating and storing NGLs. Operations of our businesses are located in the United States and are organized into three reporting segments: (1) Gathering and Processing-West, (2) Gathering and Processing-Gulf and (3) NGL Services. Our Gathering and Processing-West segment includes the Four Corners gathering and processing operations. Our Gathering and Processing-Gulf segment includes the Carbonate Trend gathering pipeline and our equity investment in Discovery. Our NGL Services segment includes the Conway fractionation and storage operations.

Gathering and Processing-West.  Our Four Corners natural gas gathering, processing and treating assets consist of, among other things, (1) a 3,500-mile natural gas gathering system in the San Juan Basin in New Mexico and Colorado with a capacity of two billion cubic feet per day, (2) the Ignacio natural gas processing plant in Colorado and the Kutz and Lybrook natural gas processing plants in New Mexico, which have a combined processing capacity of 760 million cubic feet per day (“MMcf/d”) and (3) the Milagro and Esperanza natural gas treating plants in New Mexico, which have a combined carbon dioxide treating capacity of 750 MMcf/d.

Gathering and Processing-Gulf.  We own a 40% interest in Discovery, which includes a wholly-owned subsidiary, Discovery Gas Transmission LLC. Discovery owns (1) a 283-mile natural gas gathering and transportation pipeline system, located primarily off the coast of Louisiana in the Gulf of Mexico, (2) a 600 MMcf/d cryogenic natural gas processing plant in Larose, Louisiana, (3) a 32,000 barrels per day (“bpd”) natural gas liquids fractionator in Paradis, Louisiana and (4) a 22-mile mixed NGL pipeline connecting the gas processing plant to the fractionator. Although Discovery includes fractionation operations, which would normally fall within the NGL Services segment, it is primarily engaged in gathering and processing and is

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NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

managed as such. Hence, this equity investment is considered part of the Gathering and Processing-Gulf segment.

Our Carbonate Trend gathering pipeline is an unregulated sour gas gathering pipeline consisting of approximately 34 miles of pipeline off the coast of Alabama.

NGL Services.  Our Conway storage facilities include three underground NGL storage facilities with 158 active caverns in the Conway, Kansas, area with a storage capacity of approximately 20 million barrels. The facilities are connected via a series of pipelines. The storage facilities receive daily shipments of a variety of products, including mixed NGLs and fractionated products. In addition to pipeline connections, one facility offers truck and rail service.

Our Conway fractionation facility is located near Conway, Kansas, and has a capacity of approximately 107,000 bpd. We own a 50% undivided interest in these facilities representing capacity of approximately 53,500 bpd. ConocoPhillips and ONEOK Partners, L.P. are the other owners. Williams operates the facility pursuant to an operating agreement that extends until May 2011. The fractionator separates mixed NGLs into five products: ethane/propane mix, propane, normal butane, isobutane and natural gasoline. Portions of these products are then transported and stored at our Conway storage facilities.

Note 3.	Summary of Significant Accounting Policies

Basis of Presentation.  The consolidated balance sheet has been prepared based upon accounting principles generally accepted in the United States and include the accounts of the parent and our controlled subsidiaries. Intercompany accounts and transactions have been eliminated. Ownership interests in the Partnership held by other Williams’ subsidiaries are included in Owners’ Equity.

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated balance sheet and accompanying notes. Actual results could differ from those estimates.

Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the balance sheet and for which it would be reasonably possible that future events or information could change those estimates include:

•	loss contingencies;

•	environmental remediation obligations; and

•	asset retirement obligations.

These estimates are discussed further throughout the accompanying notes.

Proportional Accounting for the Conway Fractionator.  No separate legal entity exists for the fractionator. We hold a 50% undivided interest in the fractionator property, plant and equipment, and we are responsible for our proportional share of the costs and expenses of the fractionator. As operator of the facility, we incur the liabilities of the fractionator (except for certain fuel costs purchased directly by one of the co-owners) and are reimbursed by the co-owners for their proportional share of the total costs and expenses. Each co-owner is responsible for the marketing of their proportional share of the fractionator’s capacity. Accordingly, we reflect our proportionate share of the fractionator property, plant and equipment in the Consolidated Balance Sheet. Liabilities in the Consolidated Balance Sheet include those incurred on behalf of the co-owners with corresponding receivables from the co-owners. Accounts receivable also includes receivables from our customers for fractionation services.

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

Cash and Cash Equivalents.  Cash and cash equivalents include demand and time deposits, certificates of deposit and other marketable securities with maturities of three months or less when acquired.

Accounts Receivable.  Accounts receivable are carried on a gross basis, with no discounting, less an allowance for doubtful accounts. No allowance for doubtful accounts is recognized at the time the revenue which generates the accounts receivable is recognized. We estimate the allowance for doubtful accounts based on existing economic conditions, the financial condition of our customers, and the amount and age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been unsuccessful.

Gas purchase contract.  In connection with the Partnership’s IPO, Williams transferred to us a gas purchase contract for the purchase of a portion of our fuel requirements at the Conway fractionator at a market price not to exceed a specified level. The gas purchase contract is for the purchase of 80,000 MMBtu per month and terminates on December 31, 2007. The initial value of this contract is being amortized to expense over the contract life.

Investments.  We account for our investment in Discovery under the equity method since we do not control it. In 2004, we recognized an other-than-temporary impairment of our investment in Discovery. As a result, Discovery’s underlying equity exceeds the carrying value of our investment at December 31, 2006.

Property, Plant and Equipment.  Property, plant and equipment is recorded at cost. We base the carrying value of these assets on capitalized costs, useful lives and salvage values. Depreciation of property, plant and equipment is provided on the straight-line basis over estimated useful lives. Expenditures for maintenance and repairs are expensed as incurred. Expenditures that enhance the functionality or extend the useful lives of the assets are capitalized. The cost of property, plant and equipment sold or retired and the related accumulated depreciation is removed from the accounts in the period of sale or disposition.

We record an asset and a liability equal to the present value of each expected future asset retirement obligation (“ARO”). The ARO asset is depreciated in a manner consistent with the depreciation of the underlying physical asset. We measure changes in the liability due to passage of time by applying an interest method of allocation. This amount is recognized in the carrying amount of the liability and as a corresponding accretion expense.

Prepaid expenses and leasing activities.  Prepaid expenses include the unamortized balance of minimum lease payments made to date under a right-of-way renewal agreement. Land and right-of-way lease payments made at the time of initial construction or placement of plant and equipment on leased land are capitalized as part of the cost of the assets. Lease payments made in connection with subsequent renewals or amendments of these leases are classified as prepaid expenses. The minimum lease payments for the lease term, including any renewal are expensed on a straight-line basis over the lease term.

Product Imbalances.  In the course of providing gathering, processing and treating services to our customers, we realize over and under deliveries of our customers’ products and over and under purchases of shrink replacement gas when our purchases vary from operational requirements. In addition, in the course of providing gathering, processing, treating, fractionation and storage services to our customers, we realize gains and losses due to (1) the product blending process at the Conway fractionator, (2) the periodic emptying of storage caverns at Conway and (3) inaccuracies inherent in the gas measurement process. The sum of these items is reflected as product imbalance receivables or payables on the Consolidated Balance Sheet. These product imbalances are valued based on the market value of the products when the imbalance is identified and are evaluated for the impact of changes in market prices at the balance sheet date.

Revenue Recognition.  The nature of our businesses result in various forms of revenue recognition. Our Gathering and Processing segments recognize (1) revenue from the gathering and processing of gas in the

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

period the service is provided based on contractual terms and the related natural gas and liquid volumes and (2) product sales revenue when the product has been delivered. Our NGL Services segment recognizes (1) fractionation revenues when services have been performed and product has been delivered, (2) storage revenues under prepaid contracted storage capacity evenly over the life of the contract as services are provided and (3) product sales revenue when the product has been delivered.

Impairment of Long-Lived Assets and Investments.  We evaluate our long-lived assets of identifiable business activities for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. The impairment evaluation of tangible long-lived assets is measured pursuant to the guidelines of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” When an indicator of impairment has occurred, we compare our management’s estimate of undiscounted future cash flows attributable to the assets to the carrying value of the assets to determine whether the carrying value of the assets is recoverable. We apply a probability — weighted approach to consider the likelihood of different cash flow assumptions and possible outcomes. If the carrying value is not recoverable, we determine the amount of the impairment recognized by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.

We evaluate our investments for impairment when events or changes in circumstances indicate, in our management’s judgment, that the carrying value of such investments may have experienced an other-than-temporary decline in value. When evidence of loss in value has occurred, we compare our estimate of fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred. If the estimated fair value is less than the carrying value and we consider the decline in value to be other than temporary, the excess of the carrying value over the estimated fair value is recognized as an impairment.

Environmental.  Environmental expenditures that relate to current or future revenues are expensed or capitalized based upon the nature of the expenditures. Expenditures that relate to an existing contamination caused by past operations that do not contribute to current or future revenue generation are expensed. Accruals related to environmental matters are generally determined based on site-specific plans for remediation, taking into account our prior remediation experience. Environmental contingencies are recorded independently of any potential claim for recovery.

Capitalized Interest.  We capitalize interest on major projects during construction to the extent we incur interest expense. Historically, Williams provided the financing for capital expenditures; hence, the rates used to calculate the interest were based on Williams’ average interest rate on debt during the applicable period in time. Capitalized interest for the periods presented is immaterial.

Income Taxes.  We are not a taxable entity for federal and state income tax purposes. The tax on our net income is borne by our owner, Williams.

Recent Accounting Standards.  In January 2006, Williams adopted the fair value recognition provisions of FASB Statement No. 123(R), “Share-Based Payment” (SFAS No. 123(R)), using the modified-prospective method. Accordingly, payroll costs charged to us by Williams reflect additional compensation costs related to the adoption of this accounting standard. These costs relate to Williams’ common stock equity awards made between Williams and its employees. The cost is charged to us through specific allocations of certain employees if they directly support our operations, and through an allocation methodology among all Williams affiliates if they provide indirect support. These allocated costs are based on a three-factor formula, which considers revenues; property, plant and equipment; and payroll. Our and Williams’ adoption of this Statement did not have a material impact on our Consolidated Balance Sheet.

In January 2006, we adopted SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” The Statement amends Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify that abnormal amounts of certain costs should be recognized as current period charges and that the allocation

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

of overhead costs should be based on the normal capacity of the production facility. The impact of this Statement on our Consolidated Balance Sheet was not material.

In January 2006, we adopted SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The Statement amends Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions.” The guidance in APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged but includes certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements.” This Statement establishes a framework for fair value measurements in the financial statements by providing a single definition of fair value, provides guidance on the methods used to estimate fair value and increases disclosures about estimates of fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and is generally applied prospectively. We will assess the impact of this Statement on our Consolidated Balance Sheet.

In December 2006, the FASB issued FASB Staff Position (FSP) EITF 00-19-2, “Accounting for Registration Payment Arrangements.” This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to December 21, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 21, 2006, the guidance in the FSP is effective for fiscal years beginning after December 15, 2006. We do not expect this FSP to have a material impact on our Consolidated Balance Sheet.

Note 4.	Related Party Transactions

The employees of our operated assets and all of our general and administrative employees are employees of Williams. Williams directly charges us for the payroll costs associated with the operations employees and certain general and administrative employees. Williams carries the obligations for most employee-related benefits in its financial statements, including the liabilities related to the employee retirement and medical plans and paid time off. Certain of the payroll costs associated with the operations employees are charged back to the other Conway fractionator co-owners.

We are charged for certain administrative expenses by Williams and its Midstream segment of which we are a part. These charges are either directly identifiable or allocated to our assets. Direct charges are for goods and services provided by Williams and Midstream at our request. Allocated charges are either (1) charges allocated to the Midstream segment by Williams and then reallocated from the Midstream segment to us or (2) Midstream-level administrative costs that are allocated to us. These allocated corporate administrative expenses are based on a three-factor formula, which considered revenues; property, plant and equipment; and payroll. Certain of these costs are charged back to the other Conway fractionator co-owners. In management’s estimation, the allocation methodologies used are reasonable and result in a reasonable allocation to us of our costs of doing business incurred by Williams.

We purchase natural gas for shrink replacement and fuel for Four Corners and the Conway fractionator, including fuel on behalf of the Conway co-owners, from Williams Power Company (“Power”), a wholly owned subsidiary of Williams. These purchases are made at market rates at the time of purchase. In connection with the Partnership’s IPO, Williams transferred to us a gas purchase contract for the purchase of a portion of our

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

fuel requirements at the Conway fractionator at a market price not to exceed a specified level. The carrying value of this contract is reflected as Gas purchase contract — affiliate on the Consolidated Balance Sheet.

We purchase natural gas for delivery of waste heat from Power that we use to generate steam at our Milagro treating plant. The natural gas cost charged to us by Power has been favorably impacted by Power’s fixed price natural gas fuel contracts. These agreements expired in the fourth quarter of 2006 and were replaced with new agreements.

The operation of the Four Corners gathering system includes the routine movement of gas across gathering systems. We refer to this activity as “crosshauling.” Crosshauling typically involves the movement of some natural gas between gathering systems at established interconnect points to optimize flow, reduce expenses or increase profitability. As a result, we must purchase gas for delivery to customers at certain plant outlets and we have excess volumes to sell at other plant outlets. These purchase and sales transactions are conducted for us by Power, at current market prices at each location. Historically, Power has not charged us a fee for providing this service, but has occasionally benefited from price differentials that historically existed from time to time between the plant outlets.

We sell the NGLs to which we take title on the Four Corners system to Williams Midstream Marketing and Risk Management, LLC (“WMMRM”), a wholly owned subsidiary of Williams. These transactions are conducted at current market prices for the products.

One of our major customers is Williams Production Company (“WPC”), a wholly owned subsidiary of Williams. WPC is one of the largest natural gas producers in the San Juan Basin and we provide natural gas gathering, treating and processing services to WPC under several contracts.

In December 2004, we began selling Conway’s surplus propane and other NGLs to Power, which takes title to the product and resells it, for its own account, to end users. Correspondingly, we purchase ethane and other NGLs for Conway from Power to replenish deficit product inventory positions. The transactions conducted between us and Power are transacted at current market prices for the products.

The per-unit gathering fee associated with two of our Carbonate Trend gathering contracts was negotiated on a bundled basis that includes transportation along a segment of a pipeline system owned by Transcontinental Gas Pipe Line Company (“Transco”), a wholly owned subsidiary of Williams. The fees we realize are dependent upon whether our customer elects to utilize this Transco capacity. When they make this election, our gathering fee is determined by subtracting the Transco tariff from the total negotiated fee. The rate associated with the capacity agreement is based on a Federal Energy Regulatory Commission tariff that is subject to change. Accordingly, if the Transco rate increases, our net gathering fees for these two contracts may be reduced. The customers with these bundled contracts must make an annual election to receive this capacity. For 2006, only one of our customers elected to utilize this capacity.

Williams Partners GP LLC participates in Williams’ cash management program. As of December 31, 2006, our net Advances from affiliate consisted of unsecured promissory note agreements with Williams for both advances to and from Williams and its subsidiaries. The advances are due on demand; however, repayment between Williams and its subsidiaries has not historically been required. Therefore, Advances from affiliate at December 31, 2006 were classified as noncurrent. Interest on these advances is calculated using Williams’ weighted average cost of debt applied to the outstanding balance of the advances. The interest rate on the Advances from affiliate was 7.81% at December 31, 2006.

We have notes receivable from WES totaling $607.5 million related to the acquisition of Four Corners. These notes are due on demand; however, we do not anticipate requiring WES to repay these amounts and, accordingly, have reflected these receivables as a component of owners’ equity. Interest on these notes is calculated according to the terms of Williams’ cash management program discussed above.

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NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

The Partnership maintains its own bank accounts and no longer participates in Williams’ cash management program. Amounts owed by the Partnership or to the Partnership by Williams or its subsidiaries are shown as Accounts receivable — Affiliate in the accompanying Consolidated Balance Sheet.

Note 5.	Investment in Discovery Producer Services

Our 40% investment in Discovery is accounted for using the equity method of accounting since we do not control it. At December 31, 2006, Williams owned an additional 20% ownership in Discovery through Energy.

In October 2006, we made a $1.6 million capital contribution to Discovery for a portion of our share of the estimated future capital expenditures for the Tahiti pipeline lateral expansion project.

Williams is the operator of Discovery. Discovery reimburses Williams for actual payroll and employee benefit costs incurred on its behalf. In addition, Discovery pays Williams a monthly operations and management fee to cover the cost of accounting services, computer systems and management services provided to it. Discovery also has an agreement with Williams pursuant to which (1) Discovery purchases a portion of the natural gas from Williams to meet its fuel and shrink replacement needs at its processing plant and (2) Williams markets the NGLs and excess natural gas to which Discovery takes title.

During 2006 we received total distributions of $16.4 million from Discovery.

A summarized balance sheet for 100% of Discovery at December 31, 2006 is presented below (in thousands):

Current assets	$73,841
Non-current restricted cash and cash equivalents	28,773
Property, plant and equipment, net	355,304
Current liabilities	(40,559)
Non-current liabilities	(3,728)

Members’ capital	$413,631

Note 6.	Property, Plant and Equipment

Property, plant and equipment, at cost, as of December 31, 2006 is as follows (in thousands):

		Estimated
		Depreciable
		Lives

Land and right of way	$41,721
Gathering pipelines and related equipment	821,478	20-30 years
Processing plants and related equipment	147,241	30 years
Fractionation plant and related equipment	16,697	30 years
Storage plant and related equipment	69,017	30 years
Buildings and other equipment	90,082	3-45 years
Construction work in progress	19,447

Total property, plant and equipment	1,205,683
Accumulated depreciation	558,105

Net property, plant and equipment	$647,578

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NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

Our ARO obligations relate to gas processing and compression facilities located on leased land, wellhead connections on federal land, underground storage caverns and the associated brine ponds. At the end of the useful life of each respective asset, we are legally or contractually obligated to remove certain surface equipment and cap certain gathering pipelines at the wellhead connections, properly abandon the storage caverns, empty the brine ponds and restore the surface, and remove any related surface equipment.

A rollforward of our asset retirement obligation for 2006 is presented below (in thousands).

Balance, January 1	$1,880
Liabilities settled during the period	(510)
Accretion expense	86
Estimate revisions	2,943
Loss on settlements	77

Balance, December 31	$4,476

Note 7.	Accrued Liabilities

Accrued liabilities as of December 31, 2006 are as follows (in thousands):

Environmental remediation — current portion	$2,636
Customer deposit for construction	5,078
Accrued interest	2,796
Taxes other than income	2,347
Other	3,316

$16,173

Note 8.	Major Customers, Concentrations of Credit Risk and Financial Instruments

Major Customers

Our largest customer, on a percentage of revenues basis, is WMMRM, which purchases and resells substantially all of the NGLs to which we take title. WMMRM accounted for 43% of revenues in 2006. In addition, ConocoPhillips accounted for approximately 12% of our total revenues in 2006.

Concentrations of Credit Risk

Our cash equivalents consist of high-quality securities placed with various major financial institutions with credit ratings at or above AA by Standard & Poor’s or Aa by Moody’s Investor’s Service.

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NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

The following table summarizes the concentration of accounts receivable by service and segment as of December 31, 2006 (in thousands).

Gathering and Processing-West:
Natural gas gathering and processing	$16,709
Other	561
Gathering and Processing-Gulf:
Natural gas gathering	468
Other	1,343
NGL Services:
Fractionation services	320
Amounts due from fractionator partners	1,833
Storage	825
Other	36
Accrued interest	216

$22,311

For the year ended December 31, 2006, a substantial portion of our trade accounts receivable result from product sales and gathering and processing services provided to four of our customers. This concentration of customers may impact our overall credit risk either positively or negatively, in that these entities may be similarly affected by industry-wide changes in economic or other conditions. As a general policy, collateral is not required for receivables, but customers’ financial conditions and credit worthiness are evaluated regularly. Our credit policy and the relatively short duration of receivables mitigate the risk of uncollectible receivables.

Financial Instruments

We used the following methods and assumptions to estimate the fair value of financial instruments.

Cash and cash equivalents.  The carrying amounts reported in the balance sheet approximate fair value due to the short-term maturity of these instruments.

Long-term debt.  The fair value of our private long-term debt is based on the prices of similar securities with similar terms and credit ratings.

Advances from affiliate.  Our net Advances from affiliate consist of an unsecured promissory note agreement with Williams for both advances to and from Williams. The carrying amounts reported in the balance sheet approximate fair value as this instrument has an interest rate approximating market.

Notes receivable from parent.  The carrying amount of the notes receivable from WES reported in the balance sheet approximates fair value as these instruments have an interest rate approximating market.

The following table summarizes our financial instruments as of December 31, 2006 (in thousands).

	Carrying	Fair
	Amount	Value

Cash and cash equivalents	$57,541	$57,541
Long-term debt (see Note 9)	$750,000	$768,844
Advances from affiliate	$6,179	$6,179
Notes receivable from parent	$607,500	$607,500

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

Note 9.	Long-Term Debt, Credit Facilities and Leasing Activities

Long-Term Debt

On December 13, 2006, the Partnership and Williams Partners Finance Corporation issued $600.0 million aggregate principal of 7.25% senior unsecured notes in a private debt placement. Williams Partners Finance Corporation is the Partnership’s wholly owned subsidiary organized for the sole purpose of co-issuing its debt securities. The maturity date of the notes is February 1, 2017. Interest is payable semi-annually in arrears on February 1 and August 1 of each year, beginning on August 1, 2007. Debt issuance costs associated with the notes totaled $10.0 million and are being amortized over the life of the notes.

On June 20, 2006, the Partnership and Williams Partners Finance Corporation issued $150.0 million aggregate principal of 7.5% senior unsecured notes in a private debt placement. The maturity date of the notes is June 15, 2011. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, with the first payment due on December 15, 2006. Debt issuance costs associated with the notes totaled $3.1 million and are being amortized over the life of the notes.

In connection with the issuance of the $600.0 million and $150.0 million senior unsecured notes, sold in private debt placements to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States in accordance with Regulations under the Securities Act, the Partnership entered into registration rights agreements with the initial purchasers of the senior unsecured notes whereby they agreed to conduct a registered exchange offer of exchange notes in exchange for the senior unsecured notes or cause to become effective a shelf registration statement providing for resale of the senior unsecured notes. If they fail to file a registration statement with the SEC within 270 days of the closing date, they will be required to pay liquidated damages in the form of additional cash interest to the holders of the senior unsecured notes. Upon the occurrence of such a failure to comply, the interest rate on the senior unsecured notes shall be increased by 0.25% per annum during the 90-day period immediately following the occurrence of such failure to comply and shall increase by 0.25% per annum 90 days thereafter until all defaults have been cured, but in no event shall such aggregate additional interest exceed 0.50% per annum.

The terms of the senior unsecured notes are governed by an indenture that contains affirmative and negative covenants that, among other things, limit (1) their ability and the ability of their subsidiaries to incur liens securing indebtedness, (2) mergers, consolidations and transfers of all or substantially all of their properties or assets, (3) Williams Partners Finance Corporation’s ability to incur additional indebtedness and (4) Williams Partners Finance Corporation’s ability to engage in any business not related to obtaining money or arranging financing for us or our other subsidiaries. The investment in Discovery will not be classified as their subsidiary under the indenture so long as they continue to own a minority interest in that entity. As a result, Discovery will not be subject to the restrictive covenants in the indenture. The indenture also contains customary events of default, upon which the trustee or the holders of the senior notes may declare all outstanding senior unsecured notes to be due and payable immediately.

The Partnership may redeem the $600.0 million senior unsecured notes and the $150.0 million senior unsecured notes at their option in whole or in part at any time or from time to time prior to February 17, 2017 and June 15, 2011, respectively, at a redemption price per note equal to the sum of (1) the then outstanding principal amount thereof, plus (2) accrued and unpaid interest, if any, to the redemption date, plus (3) a specified “make-whole” premium (as defined in the indenture). Additionally, upon a change of control of the Partnership (as defined in the indenture), each holder of the senior unsecured notes will have the right to require them to repurchase all or any part of such holder’s senior unsecured notes at a price equal to 101% of the principal amount of the senior unsecured notes plus accrued and unpaid interest, if any, to the date of settlement. Except upon a change of control as described in the prior sentence, the Partnership is not required to make mandatory redemption or sinking fund payments with respect to the senior unsecured notes or to repurchase the senior unsecured notes at the option of the holders.

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

Pursuant to the indenture, the Partnership may issue additional notes from time to time. The senior notes and any additional notes subsequently issued under the indenture, together with any exchange notes, will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

The senior notes are the Partnership’s senior unsecured obligations and rank equally in right of payment with all of our other senior indebtedness and senior to all of our future indebtedness that is expressly subordinated in right of payment to the senior notes. The senior notes will not initially be guaranteed by any of our subsidiaries. In the future in certain instances as set forth in the indenture, one or more of our subsidiaries may be required to guarantee the senior notes.

Cash payments for interest in 2006 were $5.5 million.

Credit Facilities

In May 2006, Williams replaced its $1.275 billion secured credit facility with a $1.5 billion unsecured credit facility (“Williams facility”). The new facility, which also allows us to borrow up to $75.0 million, contains substantially similar terms and covenants as the prior facility, but contains additional restrictions on asset sales, certain subsidiary debt and sale-leaseback transactions. Borrowings under the Williams facility mature in May 2009. Our $75.0 million borrowing limit under the Williams facility is available for general partnership purposes, including acquisitions, but only to the extent that sufficient amounts remain unborrowed by Williams and its other subsidiaries. Letters of credit totaling $29.0 million at December 31, 2006 had been issued on behalf of Williams by the participating institutions under the Williams facility and no revolving credit loans were outstanding. Interest on any borrowings under the Williams facility is calculated based on our choice of two methods: (i) a fluctuating rate equal to the facilitating bank’s base rate plus an applicable margin or (ii) a periodic fixed rate equal to LIBOR plus an applicable margin. We are also required to pay or reimburse Williams for a commitment fee based on the unused portion of our $75.0 million borrowing limit under the Williams facility, 0.25% at December 31, 2006. The applicable margins, which were 1.25% at December 31, 2006, related to LIBOR and 0.25% at December 31, 2006 related to the facilitating bank’s base rate, and the commitment fee are based on Williams’ senior unsecured long-term debt rating. Under the Williams facility, Williams and certain of its subsidiaries, other than us, are required to comply with certain financial and other covenants.

Significant financial covenants under the Williams facility to which Williams is subject, and in compliance with, include the following:

•	ratio of debt to net worth no greater than 65%;

•	ratio of debt to net worth no greater than 55% for Northwest Pipeline Corporation, a wholly owned subsidiary of Williams, and Transco; and

•	ratio of EBITDA to interest, on a rolling four quarter basis, no less than (i) 2.5 for any period through December 31, 2007 and (ii) 3.0 for the remaining term of the agreement.

On August 7, 2006, we amended and restated the $20.0 million revolving credit facility (the “credit facility”) with Williams as the lender. The credit facility is available exclusively to fund working capital requirements. Borrowings under the credit facility mature on June 20, 2009 and bear interest at the one-month LIBOR. We pay a commitment fee to Williams on the unused portion of the credit facility of 0.30% annually. We are required to reduce all borrowings under the credit facility to zero for a period of at least 15 consecutive days once each 12-month period prior to the maturity date of the credit facility. As of December 31, 2006, we have had no borrowings under the working capital credit facility.

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

Leasing Activities

We lease the land on which a significant portion of Four Corners’ pipeline assets are located. The primary landowners are the Bureau of Land Management (“BLM”) and several Indian tribes. The BLM leases are for thirty years with renewal options. The most significant of the Indian tribal leases will expire at the end of 2022 and will then be subject to renegotiation. Four Corners’ leases compression units under a lease agreement with Hanover Compression, Inc. The initial term of this agreement expired on June 30, 2006. We continue to lease these units on a month-to-month basis during the ongoing renegotiation. The month-to-month arrangement can be terminated by either party upon thirty days advance written notice. We also lease other minor office, warehouse equipment and automobiles under non-cancelable leases. The future minimum annual rentals under these non-cancelable leases as of December 31, 2006 are payable as follows (in thousands):

2007	$2,426
2008	2,188
2009	1,837
2010	1,410
2011 and thereafter	2,030

$9,891

Note 10.  Owners’ Equity

We are entitled to incentive distributions if the amount we distribute to the Partnership’s unitholders with respect to any quarter exceeds specified target levels shown below:

		General
Quarterly Distribution Target Amount (per unit)	Unitholders	Partner

Minimum quarterly distribution of $0.35	98%	2%
Up to $0.4025	98	2
Above $0.4025 up to $0.4375	85	15
Above $0.4375 up to $0.5250	75	25
Above $0.5250	50	50

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the Partnership’s unitholders and us, in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Note 11.	Long-Term Incentive Plan

In November 2005, we adopted the Williams Partners GP LLC Long-Term Incentive Plan (the “Plan”) for employees, consultants, and directors who perform services for us. The Plan permits the grant of awards covering an aggregate of 700,000 common units. These awards may be in the form of options, restricted units, phantom units or unit appreciation rights.

During 2006, we granted 2,130 restricted units pursuant to the Plan to members of our Board of Directors who are not officers or employees. These restricted units vested six months from the grant date.

Note 12.	Commitments and Contingencies

Environmental Matters-Four Corners.  Current federal regulations require that certain unlined liquid containment pits located near named rivers and catchment areas be taken out of use, and current state regulations required all unlined, earthen pits to be either permitted or closed by December 31, 2005. Operating under a New Mexico Oil Conservation Division-approved work plan, we have physically closed all of our pits

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

that were slated for closure under those regulations. We are presently awaiting agency approval of the closures for 40 to 50 of those pits.

We are also a participant in certain hydrocarbon removal and groundwater monitoring activities associated with certain well sites in New Mexico. Of nine remaining active sites, product removal is ongoing at seven and groundwater monitoring is ongoing at each site. As groundwater concentrations reach and sustain closure criteria levels and state regulator approval is received, the sites will be properly abandoned. We expect the remaining sites will be closed within four to eight years.

We have accrued liabilities totaling $0.7 million at December 31, 2006 for these environmental activities. It is reasonably possible that we will incur costs in excess of our accrual for these matters. However, a reasonable estimate of such amounts cannot be determined at this time because actual costs incurred will depend on the actual number of contaminated sites identified, the amount and extent of contamination discovered, the final cleanup standards mandated by governmental authorities and other factors.

We are subject to extensive federal, state and local environmental laws and regulations which affect our operations related to the construction and operation of our facilities. Appropriate governmental authorities may enforce these laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties, assessment and remediation requirements and injunctions as to future compliance. We have not been notified and are not currently aware of any material noncompliance under the various applicable environmental laws and regulations.

Environmental Matters-Conway.  We are a participant in certain environmental remediation activities associated with soil and groundwater contamination at our Conway storage facilities. These activities relate to four projects that are in various remediation stages including assessment studies, cleanups and/or remedial operations and monitoring. We continue to coordinate with the Kansas Department of Health and Environment (“KDHE”) to develop screening, sampling, cleanup and monitoring programs. The costs of such activities will depend upon the program scope ultimately agreed to by the KDHE and are expected to be paid over the next two to nine years.

In 2004, we purchased an insurance policy that covers up to $5.0 million of remediation costs until an active remediation system is in place or April 30, 2008, whichever is earlier, excluding operation and maintenance costs and ongoing monitoring costs, for these projects to the extent such costs exceed a $4.2 million deductible, of which $0.7 million has been incurred to date from the onset of the policy. The policy also covers costs incurred as a result of third party claims associated with then existing but unknown contamination related to the storage facilities. The aggregate limit under the policy for all claims is $25.0 million. In addition, under an omnibus agreement with Williams entered into at the closing of the IPO, Williams has agreed to indemnify us for the $4.2 million deductible not covered by the insurance policy, excluding costs of project management and soil and groundwater monitoring. There is a $14.0 million cap on the total amount of indemnity coverage under the omnibus agreement, which will be reduced by actual recoveries under the environmental insurance policy. There is also a three-year time limitation from the August 23, 2005 IPO closing date. The benefit of this indemnification will be accounted for as a capital contribution to us by Williams as the costs are reimbursed. We estimate that the approximate cost of this project management and soil and groundwater monitoring associated with the four remediation projects at the Conway storage facilities and for which we will not be indemnified will be approximately $0.2 million to $0.4 million per year following the completion of the remediation work. At December 31, 2006, we had accrued liabilities totaling $5.9 million for these costs. It is reasonably possible that we will incur losses in excess of our accrual for these matters. However, a reasonable estimate of any excess amounts cannot be determined at this time because actual costs incurred will depend on the actual number of contaminated sites identified, the amount and extent of contamination discovered, the final cleanup standards mandated by KDHE and other governmental authorities and other factors.

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

Will Price.  In 2001, we were named, along with other subsidiaries of Williams, as defendants in a nationwide class action lawsuit in Kansas state court that had been pending against other defendants, generally pipeline and gathering companies, since 2000. The plaintiffs alleged that the defendants have engaged in mismeasurement techniques that distort the heating content of natural gas, resulting in an alleged underpayment of royalties to the class of producer plaintiffs and sought an unspecified amount of damages. The defendants have opposed class certification and a hearing on plaintiffs’ second motion to certify the class was held on April 1, 2005. We are awaiting a decision from the court.

Grynberg.  In 1998, the Department of Justice informed Williams that Jack Grynberg, an individual, had filed claims on behalf of himself and the federal government, in the United States District Court for the District of Colorado under the False Claims Act against Williams and certain of its wholly owned subsidiaries, including us. The claims sought an unspecified amount of royalties allegedly not paid to the federal government, treble damages, a civil penalty, attorneys’ fees, and costs. Grynberg has also filed claims against approximately 300 other energy companies alleging that the defendants violated the False Claims Act in connection with the measurement, royalty valuation and purchase of hydrocarbons. In 1999, the Department of Justice announced that it was declining to intervene in any of the Grynberg cases, including the action filed in federal court in Colorado against us. Also in 1999, the Panel on Multi-District Litigation transferred all of these cases, including those filed against us, to the federal court in Wyoming for pre-trial purposes. Grynberg’s measurement claims remain pending against us and the other defendants; the court previously dismissed Grynberg’s royalty valuation claims. In May 2005, the court-appointed special master entered a report which recommended that the claims against certain Williams’ subsidiaries, including us, be dismissed. On October 20, 2006, the court dismissed all claims against us. In November 2006, Grynberg filed his notice of appeals with the Tenth Circuit Court of Appeals.

Vendor Dispute.  We are parties to an agreement with a service provider for work on turbines at our Ignacio, New Mexico plant. A dispute has arisen between us as to the quality of the service provider’s work and the appropriate compensation. The service provider claims it is entitled to additional extra work charges under the agreement, which we deny are due.

Other.  We are not currently a party to any other legal proceedings but are a party to various administrative and regulatory proceedings that have arisen in the ordinary course of our business.

Summary.  Litigation, arbitration, regulatory matters and environmental matters are subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the ruling occurs. Management, including internal counsel, currently believes that the ultimate resolution of the foregoing matters, taken as a whole and after consideration of amounts accrued, insurance coverage, recovery from customers or other indemnification arrangements, will not have a materially adverse effect upon our future financial position.

Note 13.	Segment Disclosures

Our reportable segments are strategic business units that offer different products and services. The segments are managed separately because each segment requires different industry knowledge, technology and marketing strategies. The accounting policies of the segments are the same as those described in Note 3, Summary of Significant Accounting Policies. Long-lived assets are comprised of property, plant and equipment.

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

	Gathering &	Gathering &	NGL
	Processing — West	Processing — Gulf	Services	Total

December 31, 2006
Segment assets	$653,949	$207,390	$76,502	$937,841
Other assets and eliminations				(3,873)

Total assets				$933,968

Equity method investments	$—	$147,493	$—	$147,493
Additions to long-lived assets	25,889	—	6,381	32,270